K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

July 30, 2015	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on the Initial Registration Statement on Form N-14 of EQ Advisors Trust (File No. 333-205386)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on July 20, 2015 concerning the Initial Registration Statement on Form N-14 (“Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on June 30, 2015. The Registration Statement was filed in connection with the proposed reorganization of the CharterSM Equity Portfolio, a series of AXA Premier VIP Trust, into EQ/Common Stock Index Portfolio, a series of the Trust; and of the CharterSM Fixed Income Portfolio, also a series of AXA Premier VIP Trust, into the EQ/Core Bond Index Portfolio, a series of the Trust. Your comments are set forth below and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

1.	Proxy Statement/Prospectus

(a)	In the first sub-bullet point on page 3 (the third bullet point overall), please disclose that the Equity Portfolio may invest in underlying portfolios and ETFs that invest in derivative instruments.

Response: The Trust has made the requested change.

(b)	On page 4, the first bullet point includes the following statement: “The Stock Index Portfolio is subject to index strategy risk, while the Equity Portfolio is not directly subject to such risk.” Please rephrase this statement to clarify that the Equity Portfolio is not at all subject to index strategy risk. Please state whether the portfolios have comparable risk profiles or whether the Board considers one portfolio to be riskier than the other.

Response: The Trust has made the requested change.

(c)	In the next to last bullet point on page 5 discussing the portfolios’ performance, please disclose that since inception the Stock Index Portfolio marginally outperformed the Equity Portfolio.

Response: The Trust has not made the requested change. Because the Equity Portfolio commenced operations within the last two years, and the Stock Index Portfolio has been operating longer than ten years, we do not believe this comparison is meaningful.

Elisabeth Bentzinger

July 30, 2015

(d)	The next to last bullet point before the “Comparative Fee and Expense Tables” section on page 6 states that the holdings of the Equity Portfolio will be liquidated prior to the merger. If the Portfolios will bear material brokerage or transaction costs, please disclose an estimate of these costs. Please include any such estimate as an adjustment in the capitalization table reducing the net assets of the combined Portfolio.

Response: The Trust has revised the disclosure to state that any brokerage or transaction costs incurred in connection with the Reorganizations are expected to be immaterial.

(e)	Please supplementally confirm that the comparative fee and expense tables (beginning on page 6) will not be split in the copy of the proxy statement/prospectus that is provided to investors.

Response: The Trust confirms that the presentation of the fee tables will not be split.

(f)	In the comparative risk chart on page 10, please consider using dotted lines or another presentation that makes the chart easier to follow. Please also consider switching the columns for the Stock Index Portfolio and Equity Portfolio so that the Equity Portfolio column is on the left, as the Equity Portfolio appears on the left in the other comparison charts.

Response: The Trust has made the requested change.

(g)	In the comparative risk chart on page 10, the staff notes that “market risk” is X’d off only for the Equity Portfolio; please add a footnote that the Stock Index Portfolio is also subject to this risk.

Response: The Trust has made the requested change.

(h)	In the Average Annual Total Return Tables on page 11, staff notes that the parenthetical for each index states that it “reflects no deductions for fees or expenses.” Please confirm that it does reflect deductions for taxes.

Response: The Trust has corrected the parenthetical to “reflects no deduction for fees, expenses or taxes.”

(i)	With respect to Proposal 2, please apply the same comments provided above to the extent they are applicable, including the comment provided in 1.a. above to disclose that the Fixed Income Portfolio invests in underlying portfolios and ETFs that invest in derivative instruments.

Response: The Trust has made the requested changes.

(j)	In the “Comparison of Principal Risk Factors” chart on page 19, please disclose that ETF Risk, Market Risk and U.S. Government Securities Risk apply to the Bond Index Portfolio.

Response: The Trust has made the requested change.

Elisabeth Bentzinger

July 30, 2015

(k)	On page 23, in the section headed “Board Considerations,” please disclose the specific considerations undertaken by the Board with respect to each Reorganization separately, as the current disclosure is generic. Please include disclosure about any considerations that were not in favor of a Reorganization.

Response: The Trust has revised the disclosure accordingly.

2.	Appendices and Signature Page

(a)	In Appendix B, in the first paragraph, please remove the sentence referring to circumstances where a portfolio may be new.

Response: The Trust has made the requested change.

(b)	In Appendix C, please provide ownership information separately for each class and each Portfolio.

Response: The Trust has provided this information.

(c)	In the next post-effective amendment to the Registration Statement, please designate the parties signing the Registration Statement as the principal executive officer and the principal accounting officer (for example, by including a parenthetical next to the signatory’s other title). See Section 6(a) of the Securities Act of 1933, as amended.

Response: The Trust has made the requested change.

3.	Miscellaneous

(a)	Please provide “Tandy” representations.

Response: “Tandy” representations will be filed as separate correspondence.

* * * * *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Michael Weiner, Esq.

AXA Equitable Funds Management Group, LLC